August 9, 2024

Patrick J. Haveron
Chief Executive Officer and Chief Financial Officer
Maiden Holdings, Ltd.
94 Pitts Bay Road, 1st Floor
Pembroke HM 08, Bermuda

        Re: Maiden Holdings, Ltd.
            Definitive Proxy Statement on Schedule 14A
            Filed March 27, 2024
            File No. 001-34042
Dear Patrick J. Haveron:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Comparison, page 17

1.     We note that disclosure under the heading    Relationship Between Pay
and Performance
       presents percentage changes in performance metrics and compensation actually paid comparing 2021 to 2023. Please tell us how you have addressed the requirement of Item
       402(v)(5) of Regulation S-K to use the information in the Item 402(v)(1) of Regulation S-
       K pay versus performance table as the basis for your relationship disclosure. The pay versus performance table includes specific numerical data for each fiscal year of disclosure, while your relationship disclosure addresses only two points in time for performance and compensation metrics. We note, for example, that while compensation actually paid for both PEOs followed a consistent downward trend from 2021 to 2023, compensation actually paid for the non-PEO named executive officers did not. Likewise, total shareholder return and net income both declined in 2022 and increased in 2023.
       While trend disclosure could provide meaningful information about the relationship
 August 9, 2024
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       between performance metrics and executive pay over the time horizon of the disclosure, it should address changes from year to year that do not follow that trend.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program